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WRITER'S DIRECT

MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

06012911

File No. ~~82-5133~~ 82-34646

April 27, 2006

Re: **Telefónica Empresas Perú S.A.A.—Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
MAY 02 2006
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen:

On behalf of Telefónica Empresas Perú S.A.A. (the **"Company"**) and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") the following:

1. Letter to CONASEV, dated April 24, 2006, informing of the general shareholders' meeting and their approval of the absorption of Telefónica Empresas Perú S.A.A. by Telefónica del Perú S.A.A.

2. March 2006 booklet on merger of Telefónica Empresas Perú S.A.A.

3. Table of rate of exchange for merger.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6833.

Very truly yours,

Lauren D. Macioce

Lauren D. Macioce
Legal Assistant

Enclosures

RECEIVED
APR 27 2006
156
PROCESSING SECTION

5/1

English Summary for Telefónica Empresas Perú S.A.A.

– Letter to CONASEV, dated April 24, 2006, informing of the general shareholders' meeting and their approval of the absorption of Telefónica Empresas Perú S.A.A. by Telefónica del Perú S.A.A.

– March 2006 booklet on merger of Telefónica Empresas Perú S.A.A.

– Table of rate of exchange for merger

Lima, 24 de abril de 2006

Señores

REGISTRO PÚBLICO DEL MERCADO DE VALORES

COMISIÓN NACIONAL SUPERVISORA

DE EMPRESAS Y VALORES – CONASEV

Presente

Ref: **Hechos de Importancia**

De nuestra consideración:

De conformidad con el Artículo 28 del Texto Único Ordenado de la Ley de Mercado de Valores, aprobado por Decreto Supremo N° 093-2002-EF y la Resolución CONASEV N° 107-2002-EF/94.10, ponemos en conocimiento de esta Comisión, en calidad de hecho de importancia, que en Junta General de Accionistas de Telefónica Empresas Perú S.A.A. ("Telefónica Empresas"), llevada a cabo el día de hoy en primera convocatoria, se adoptaron los siguientes acuerdos:

1. Aprobar el proyecto de fusión (el "Proyecto") elaborado conjuntamente por las gerencias de Telefónica del Perú S.A.A. ("Telefónica del Perú") y Telefónica Empresas, previamente aprobado por los Directorios de dichas sociedades. En consecuencia, aprobar llevar adelante la fusión propuesta en virtud de la cual Telefónica del Perú absorberá a Telefónica Empresas, extinguiéndose la personalidad jurídica de esta última, en los términos y condiciones previstos en el Proyecto.
2. Como consecuencia de lo señalado en el numeral precedente, también se aprobó:
    a. Aprobar la relación de reparto y canje de acciones establecida en el Proyecto, por medio de la cual los accionistas de Telefónica Empresas recibirán, por cada acción de Telefónica Empresas de la que fueran titulares a la fecha de registro, 2.32541920389 acciones de la Clase B de Telefónica del Perú.
    b. Fijar como fecha de entrada en vigencia de la fusión el 1 de mayo de 2006.
    c. Disponer la formulación del balance general de Telefónica Empresas al día anterior a la fecha de entrada en vigencia de la fusión.
    d. Dejar expresa constancia de que como consecuencia de la extinción de la personalidad jurídica de Telefónica Empresas que tendrá lugar en la fecha de entrada en vigencia de la fusión, se procederá a solicitar el deslistado de las acciones representativas de su capital social del Registro de Valores de la Bolsa de Valores de Lima así como su exclusión del Registro Público del Mercado de Valores de la Comisión Nacional Supervisora de Empresas y Valores - CONASEV.

En cumplimiento de las normas vigentes adjuntamos (i) el Proyecto aprobado por la Junta General de Accionistas de Telefónica Empresas; y, (ii) un cuadro donde se explica la forma como se ha determinado la relación de canje que se propone en el Proyecto. Ambos documentos no han sufrido cambio con relación a los presentados el 28 de marzo pasado en calidad de hecho de importancia.

Asimismo, cumplimos con indicarles lo siguiente:

- Que siendo Telefónica Empresas y Telefónica del Perú sociedades cuyos valores se encuentran inscritos en el Registro Público de Mercado de Valores no resulta necesario enviar los estados financieros correspondientes a dichas empresas.
- Que, conforme se señala en el Proyecto, el criterio de valorización de las sociedades participantes en la fusión utilizados para llevar a cabo dicho proceso es el de valorización por flujo de caja libre descontado. Dicha valorización fue realizada por Interinvest S.A., cuya opinión forma parte del Proyecto como Anexo 2.
- Que no existen en Telefónica Empresas ni en Telefónica del Perú (i) derechos especiales; (ii) beneficios acordados a favor de los titulares de acciones representativas del capital social de éstas; ni, (iii) otros privilegios particulares; por lo que no procede adjuntar relación alguna de dichos conceptos.

Quedamos a su disposición para cualquier información adicional que pueda sernos requerida.

Atentamente,

Julia María Morales Valentín

Representante Bursátil

Telefónica Empresas Perú S.A.A.

File No. 82-5133



proyecto de fusión



Telefónica

Marzo
2006

Telefónica del Perú S.A.A

Telefónica Empresas Perú S.A.A.

Contenido

Introducción

El presente Proyecto de Fusión (en adelante, el "**Proyecto**") ha sido elaborado – en forma coordinada – por Telefónica del Perú S.A.A. (en adelante, "**Telefónica**") y Telefónica Empresas Perú S.A.A. (en adelante, "**T- Empresas**"), con el objeto de presentar a los respectivos Directorios y Juntas Generales de Accionistas de dichas sociedades una visión clara y completa de la justificación operativa que subyace a la fusión propuesta, así como para exponer todos los aspectos legales y económicos relevantes que deberán ser tomados en cuenta en el desarrollo del proceso en cuestión.

El **Proyecto** será sometido a la consideración de los respectivos Directorios de **Telefónica** y **T-Empresas** y, de ser aprobado, presentado a las respectivas Juntas Generales de Accionistas de dichas sociedades, conforme lo dispone el Artículo 351 de la Ley General de Sociedades.

La fusión que se propone tiene como objetivo que las empresas del Grupo Telefónica dedicadas al negocio de comunicaciones de empresa en Perú, esto es, **Telefónica** y **T-Empresas**, se adecuen a la nueva estructura organizativa del Grupo Telefónica.

En efecto, en septiembre de 2003, para adaptarse a una nueva realidad cada vez más exigente del sector, el Grupo Telefónica aprobó un nuevo modelo de organización que supone, entre otros aspectos, que el negocio de comunicaciones de empresa se integre al negocio de telefonía fija, orientándolo así al servicio de sus clientes y promoviendo la visión del Grupo Telefónica.

Con miras al cumplimiento de dicho objetivo, en octubre de 2005, **Telefónica** adquirió (i) de Telefónica Datacorp, S.A., empresa del Grupo Telefónica, el 97.0783% del capital social de **T- Empresas** y (ii) de accionistas minoritarios, el 1.3525% del capital social de **T- Empresas**, pasando ésta a ser subsidiaria de **Telefónica**. En este sentido, a efectos de culminar el proceso de consolidación del negocio de comunicaciones de empresa del Grupo Telefónica en el Perú, restaría solamente llevar a cabo la unificación de **Telefónica** y **T-Empresas** en una sola compañía a través del proceso de fusión que se propone.

Por ello, el **Proyecto** propone implementar un proceso de fusión mediante el cual **Telefónica** absorbería a **T-Empresas**.

Empresas participantes

Telefónica del Perú S.A.A. (**Telefónica**)

Identificación de la compañía: **Telefónica** es una sociedad anónima abierta con Registro Único de Contribuyente No. 20100017491, debidamente inscrita en la Partida Electrónica No. 11015766 del Registro de Personas Jurídicas de la Oficina Registral del Lima.

El domicilio de **Telefónica** se encuentra ubicado en la Avenida Arequipa 1155, Urbanización Santa Beatriz, Distrito de Lima, Provincia de Lima.

Telefónica cuenta con un capital social ascendente a la suma de S/. 1 704 508 380 (Un mil setecientos cuatro millones quinientos ocho mil trescientos ochenta y 00/100 Nuevos Soles), representado por 1 704 508 380 acciones de un valor nominal de S/. 1.00 (Un Nuevo Sol) cada una, íntegramente suscritas y totalmente pagadas, distribuidas en acciones de las Clases A-1, B y C.

Las acciones de las Clases A-1, B y C representativas del capital de **Telefónica** se encuentran inscritas en el Registro de Valores de la Bolsa de Valores de Lima con el Nemotécnico TELEA1C1, TELEFBC1 y TELEFCC1, respectivamente, así como en el Registro Público del Mercado de Valores de la Comisión Nacional Supervisora de Empresas y Valores (en adelante, "Conasev").

Actividades de la compañía en el mercado: el Estatuto Social de **Telefónica** dispone que ésta tiene como objeto social el desarrollo de las siguientes actividades:

- Explotar y prestar toda clase de servicios de telecomunicaciones, pudiendo para tal efecto dedicarse al diseño, instalación, conservación, refacción, mejora, adquisición, enajenación, interconexión, gestión, administración y cualquier otra actividad vinculada a líneas, satélites, equipos, sistemas, incluyendo base de datos, software e infraestructuras técnicas de telecomunicaciones, actuales o futuras.

- Participar en la operación y explotación de servicios de telecomunicaciones internacionales a través de satélites, cables submarinos y otros medios que ofrezca el desarrollo tecnológico.

- Realizar, para sí o para terceros, trabajos de procesamiento de datos así como investigación, desarrollo, promoción y aplicación de toda clase de principios, componentes y equipos utilizados directa o indirectamente para las telecomunicaciones.

- Comercializar toda clase de bienes y servicios, así como realizar la edición, impresión y comercialización de directorios telefónicos.

- Adquirir y ser titular de acciones, participaciones u otros títulos de sociedades u otras entidades, cualquiera que sea su objeto o actividad.

Para los efectos antes indicados **Telefónica** podrá exportar, importar e internar todo tipo de bienes al país bajo cualquiera de los regímenes aduaneros que permita la ley.

Telefónica podrá, asimismo, dedicarse a cualquier otra actividad comercial, industrial o productiva, relacionada o no con las telecomunicaciones, siempre que lo apruebe el Directorio y coadyuve la realización de los fines sociales. Igualmente podrá realizar todos los actos que considere convenientes para el cumplimiento de su objeto social.

Actualmente las principales líneas de negocio de **Telefónica** son las de telefonía local, servicio de larga distancia, telefonía pública, comunicaciones de empresa así como la de servicios de internet y banda ancha.

Comentarios adicionales: los principales accionistas de **Telefónica** son Telefónica Internacional S.A. y Telefónica Perú Holding S.A.C. con una participación de 50.0333% y 48.0171%, respectivamente. Asimismo, Telefónica, S.A. mantiene una participación de 0.14% en el capital social de **Telefónica**.

Asimismo, debe destacarse que **Telefónica** es titular del 98.4324% de las acciones representativas del capital social de **T-Empresas**.

Telefónica Empresas Perú S.A.A. (**T- Empresas**)

Identificación de la compañía: **T- Empresas** es una sociedad anónima abierta con Registro Único de Contribuyente No. 20500698340 debidamente inscrita en la Partida Electrónica No. 11235480 del Registro de Personas Jurídicas de la Oficina Registral de Lima.

El domicilio de **T-Empresas** se encuentra ubicado en Avenida Jorge Basadre 592, piso 7, distrito de San Isidro, Provincia de Lima.

T- Empresas cuenta con un capital social ascendente a la suma de S/. 25 518 993 (Veinticinco millones quinientos dieciocho mil novecientos noventa y tres y 00/100 Nuevos Soles), representado por 25 518 993 acciones comunes de un valor nominal de S/. 1.00 (Un Nuevo Sol) cada una, íntegramente suscritas y totalmente pagadas, todas pertenecientes a una sola clase de acciones.

Las acciones representativas del capital social de **T-Empresas** se encuentran inscritas en el Registro de Valores de la Bolsa de Valores de Lima con el Nemotécnico TEMPREC1, así como en el Registro Público del Mercado de Valores de la Conasev.

Actividades de la compañía en el mercado: el Estatuto Social de **T- Empresas** dispone que ésta tiene como objeto social dedicarse a la prestación de servicios públicos de telecomunicaciones en general, pudiendo realizar, entre otras, las siguientes actividades:

- Prestar servicios de portador local y portador de larga distancia nacional e internacional.

- Prestar directa o indirectamente acceso a redes internet y a otras redes nacionales e internacionales, sin otra limitación que las que establezcan las disposiciones legales vigentes, así como cualquier otro servicio vinculado a la conmutación y transmisión de datos por paquetes y servicios multimedia; asimismo, podrá dedicarse a la comercialización de todo tipo de productos soportados en redes de telecomunicaciones y brindar servicios conexos con los de su objeto social.

- Prestar directa o indirectamente servicios de asesoría y consultoría en sistemas de información y telecomunicaciones, servicios de desarrollo y explotación de sistemas de información y telecomunicaciones y servicios de procesamiento automático de datos. Identificar, promover y desarrollar proyectos que generen valor agregado para las telecomunicaciones. Estos servicios podrán incluir la provisión, instalación, mantenimiento y operación de sistemas de telecomunicaciones y cómputo en el sentido más amplio, constituidos por elementos de hardware como de software, los que podrán ser propios o de terceros.

Para tales efectos podrá también realizar operaciones de importación y exportación de bienes, pudiendo actuar como representante de firmas nacionales y extranjeras y participar en negociaciones internacionales, acuerdo, convenios, contratos y otros para la prestación de los servicios materia del objeto social.

T-Empresas podrá dedicarse sin reserva ni limitación alguna a todo tipo de negocios lícitos que coadyuven directa o indirectamente a la realización de su objeto social, siempre que así lo apruebe la Junta General de Accionistas.

Para realizar su objeto y practicar las actividades relacionadas con él, **T-Empresas** podrá realizar todos los actos y celebrar todos los contratos permitidos a las sociedades anónimas de acuerdo a lo establecido por la Ley General de Sociedades, a las normas pertinentes del Código Civil y a las demás normas sobre la materia que sean aplicables.

Actualmente **T- Empresas** viene desarrollando sus actividades principalmente en cuatro líneas de negocio, las cuales son: (i) datos e internet; (ii) servicios internacionales de transmisión de datos; (iii) hosting; y, (iv) soluciones de negocio.

Comentarios adicionales: el accionista principal de **T-Empresas** es **Telefónica**, la que posee 25 118 949 acciones representativas del capital social de la primera, esto es, el 98.4324% de las acciones representativas del capital social de aquélla.

La forma propuesta para la fusión

La forma propuesta en el **Proyecto** es una de fusión por absorción prevista en el numeral 2 del Artículo 344 de la Ley General de Sociedades. De esta forma, **Telefónica** absorberá – en vía de fusión por absorción – a **T-Empresas**, extinguiéndose la personalidad jurídica de esta última.

En virtud de la fusión, **Telefónica** asumirá a título universal, y en bloque, el patrimonio de **T-Empresas**, comprendiéndose en la operación la totalidad de los derechos y obligaciones de la sociedad absorbida.

Efectos de la fusión

Aumento de capital en **Telefónica**

Considerando que como consecuencia de la fusión propuesta los patrimonios de **Telefónica** y **T-Empresas** se reunirán en la primera, extinguiéndose la personalidad jurídica de esta última sin necesidad de adoptar un acuerdo de disolución, ni de someterse a un procedimiento de liquidación, **Telefónica** aumentará su capital social. Para dicho aumento del capital social, deberá tenerse en consideración lo siguiente:

Que **Telefónica** es titular de 25 118 949 acciones representativas del capital social de **T-Empresas.** En este sentido, el aumento del capital social en **Telefónica** por efecto de la absorción de **T-Empresas** no considerará la participación que la primera mantiene en el capital social de la segunda.

Que el capital social de **Telefónica** se incrementará en el importe necesario para emitir el número de acciones de la Clase B que se requiere entregar a los accionistas de **T-Empresas** para que éstos alcancen la participación que les corresponde en el capital social de **Telefónica** en función a la valorización de las sociedades participantes en la fusión establecida en la sección "*Criterio de valorización utilizado para la fusión*" del **Proyecto**.

Debido a que el capital social de **T-Empresas**, neto de la participación de **Telefónica**, es inferior al importe en el que se requiere aumentar el capital social de esta última para emitir el total de acciones Clase B que debe entregarse a los accionistas de la primera, el capital de **Telefónica** se incrementará, adicionalmente, con cargo al saldo de la cuenta patrimonial de **T-Empresas** denominada "capital adicional".

Como consecuencia de lo anterior, no existirá correspondencia entre el monto en que se aumenta el capital social en **Telefónica** y el importe del capital social de **T-Empresas**.

Transmisión a título universal

Telefónica asumirá a título universal, y en bloque, todos los derechos, obligaciones y demás relaciones jurídicas que le correspondan a **T-Empresas**, sin reserva ni limitación alguna.

Como parte de la transferencia a título universal, **Telefónica** se convertirá en titular de los derechos, obligaciones y de las relaciones jurídicas que correspondan a **T-Empresas**. (tales como, contratos, procesos judiciales, procesos administrativos, registros administrativos, entre otras).

Participación de los accionistas

Como consecuencia de la fusión, **Telefónica** emitirá acciones de la Clase B a fin de entregarlas a los accionistas de **T-Empresas** (i) en el número necesario para que dichos accionistas alcancen la participación que les corresponde en el capital de **Telefónica** en función a la valorización de **T-Empresas** establecida en la sección *"Criterio de valorización utilizado para la fusión"* del **Proyecto**; (ii) respetando estrictamente la participación accionaria que poseen en el capital de **T-Empresas**; y, (iii) en función a la relación de canje que se establece en la sección *"Relación de reparto y de canje"* del **Proyecto**.

Sin perjuicio de ello, de acuerdo con lo establecido en el Artículo 356 y en el Artículo 200 de la Ley General de Sociedades, los accionistas de **Telefónica** y **T-Empresas** que cumplan con los requisitos establecidos en este último artículo, podrán separarse de la respectiva sociedad observando para ello el procedimiento y los plazos previstos en los Artículos 200 y 355 de la Ley General de Sociedades.

Los accionistas que ejerzan el derecho de separarse, según corresponda, de **Telefónica** y de **T-Empresas** tendrán derecho a que se les reembolse el valor de sus acciones, aplicándose en tal caso las reglas contenidas en el Artículo 200 de la Ley General de Sociedades.

Listado de las acciones de Telefónica

Después de la vigencia de la fusión a que se contrae el **Proyecto**, las acciones de la Clase A-1, de la Clase B y de la Clase C representativas del capital de **Telefónica** continuarán inscritas en el Registro de Valores de la Bolsa de Valores de Lima, así como en el Registro Público del Mercado de Valores de Conasev.

Asimismo, toda vez que la personalidad jurídica de **T-Empresas** se extinguirá como consecuencia de la fusión, se solicitará el deslistado de las acciones representativas de su capital social del Registro de Valores de la Bolsa de Valores de Lima, así como su exclusión del Registro Público del Mercado de Valores de Conasev.

Explicación del Proyecto

Consideraciones económicas de la fusión

En línea con el nuevo modelo de organización aprobado por el Grupo Telefónica a nivel global, **Telefónica** alcanzó una participación en el capital social de **T-Empresas** equivalente al 98.4324%, convirtiéndose ésta en subsidiaria de aquélla. Dado que conforme con el referido modelo de organización debe consolidarse en una sola persona jurídica del Grupo Telefónica el negocio de comunicaciones de empresas en el Perú, la fusión que se propone supone la absorción de **T-Empresas** por **Telefónica**.

Así, la fusión que se propone en el **Proyecto** permitirá – luego de implementada ésta – que **Telefónica** pueda lograr ventajas económicas que redundarán en beneficios para los accionistas de **Telefónica** y **T-Empresas**, entre las cuales se encuentran las siguientes:

Un mejor aprovechamiento de los recursos por las sinergias que se crearían por la unificación de ambas sociedades, en términos de procesos administrativos, gestiones regulatorias y de gestión de redes e infraestructura.

Facilitar el desarrollo de productos y servicios para los clientes del negocio de comunicaciones de empresa.

Facilitar una gestión más eficiente de los recursos económicos y financieros que se destinan al negocio de comunicaciones de empresa.

Optimizar la estructura organizativa reduciendo los costos relacionados con el área comercial, así como los referidos a las inversiones en tecnología.

Facilitar el desarrollo de una política empresarial común para el negocio de comunicaciones de empresa.

Consideraciones legales

<u>Societarias:</u> en vista que el **Proyecto** tiene por finalidad informar al Directorio y a la Junta General de Accionistas de las sociedades involucradas sobre los alcances de la fusión; se considera pertinente realizar una breve exposición de las consideraciones legales más importantes relacionadas con el proceso de reorganización que, de aprobarse el **Proyecto**, iniciarían dichas sociedades.

- *Aprobación del acuerdo de fusión:* de conformidad con el numeral 2 del Artículo 344 de la Ley General de Sociedades, la fusión se realizará en un solo acto, sin

perjuicio de que cada una de las sociedades participantes cumpla con los requisitos prescritos por la ley para los diferentes actos que se ejecutarán.

Para ello, las respectivas Juntas Generales de Accionistas de **Telefónica** y **T-Empresas** adoptarán los acuerdos que les corresponda para la aprobación del **Proyecto**.

Los acuerdos de las Juntas Generales de Accionistas requeridos para llevar a cabo el proceso de fusión, serán aprobados observando el quórum y mayorías de votación calificadas requeridas por la Ley General de Sociedades.

Para someter la fusión a la consideración de las respectivas Juntas Generales de Accionistas de las sociedades involucradas, los Directorios de éstas deberán previamente aprobar – por mayoría absoluta de votos - el **Proyecto** que será propuesto a la aprobación de aquellas.

- *Prohibición de realizar actos significativos:* de conformidad con el Artículo 348 de la Ley General de Sociedades, luego de la aprobación del **Proyecto** por los Directorios de las sociedades involucradas en la operación, éstos y la gerencia de **Telefónica** y **T-Empresas** deberán abstenerse de realizar o ejecutar cualquier acto o contrato que pueda comprometer la aprobación del **Proyecto** por las respectivas Juntas Generales de Accionistas de las empresas participantes o alterar significativamente la relación de canje prevista en la sección "*Relación de reparto y de canje*" del **Proyecto**, hasta la fecha en que las Juntas Generales de Accionistas de cada una de las sociedades participantes se pronuncien sobre la fusión.

- *Formulación de balances generales:* de conformidad con lo establecido en el Artículo 354 de la Ley General de Sociedades, **T-Empresas** formulará un balance general al día anterior de la fecha de entrada en vigencia de la fusión, esto es, al 30 de abril de 2006. Por su parte, **Telefónica** formulará un balance de apertura al día de entrada en vigencia de la fusión, es decir, al 1 de mayo de 2006.

  Los balances referidos en el párrafo anterior deberán quedar formulados y aprobados por el Directorio de **Telefónica** dentro de un plazo máximo de treinta días contados a partir de la fecha de entrada en vigencia de la fusión. Una vez aprobados, los referidos balances serán puestos a disposición de los accionistas, obligacionistas y titulares de derechos de crédito de **Telefónica** durante un plazo de sesenta días en la sede social de ésta.

- *Publicaciones*: los acuerdos de fusión que adopten **Telefónica** y **T-Empresas** se publicarán en forma conjunta por tres veces, con intervalos de cinco días entre cada aviso, de conformidad con lo establecido en el Artículo 355 de la Ley General de Sociedades. Las publicaciones se realizarán en el Diario Oficial "El Peruano" y, cuando menos, en otro diario de amplia circulación en la ciudad de Lima.

- *Derecho de separación:* realizada la última de las publicaciones indicadas en el acápite anterior, los accionistas que cumplan con los requisitos establecidos en la Ley General de Sociedades – y previo cumplimiento de las formalidades detalladas por la misma norma - podrán ejercer su derecho a separarse de sus sociedades.

  Para tal efecto, deberán remitir a las sociedades de las que sean accionistas, dentro de los diez días siguientes a la última de las publicaciones detallada en el apartado anterior, una carta notarial informando sobre el ejercicio del referido derecho.

  En estos casos, las acciones serán reembolsadas de acuerdo con las reglas previstas al efecto en el Artículo 200 de la Ley General de Sociedades.

- *Derecho de oposición:* realizada la última de las publicaciones indicadas anteriormente, los acreedores de las sociedades participantes en la fusión materia del **Proyecto** cuentan con un plazo de treinta días para oponerse a la realización de la fusión, sólo si consideran que ésta perjudicará el pago de sus créditos y siempre que éstos no se encuentren debidamente garantizados.

- *Fecha de entrada en vigencia:* la fecha prevista para la entrada en vigencia de la fusión será el 1 de mayo de 2006.

- *Otorgamiento de la escritura pública:* la escritura pública de fusión se otorgará, si no hubiera oposición de los acreedores, una vez vencido el plazo de treinta días calendario desde la última publicación de los avisos arriba indicados.

  Los acuerdos recogidos en la escritura pública de fusión se inscribirán luego en las partidas registrales de cada una de las sociedades participantes, así como en las partidas registrales de los inmuebles, y bienes muebles registrables de propiedad de **T-Empresas**.

Consideraciones tributarias

- *Fecha de entrada en vigencia de la fusión para efectos tributarios*: desde un punto de vista tributario la fusión también surtirá efectos en la fecha de entrada en vigencia señalada en el acápite que antecede, es decir, el 1 de mayo de 2006. Para tal efecto, se comunicará la mencionada fecha a la Superintendencia Nacional de Administración Tributaria (en adelante, "Sunat") dentro de los diez días hábiles siguientes a la entrada en vigencia de la fusión.

- *Impuesto a la Renta:* la transferencia de todos los activos, corrientes y no corrientes, de **T-Empresas** se efectuará por su valor en libros. Por consiguiente, en **Telefónica** dichos bienes mantendrán el mismo costo computable que tenían antes de realizar la fusión que se propone en el **Proyecto**. En razón de lo expuesto, la transferencia de activos que se efectúe con motivo de la fusión no originará renta gravable.

Por otra parte, en **Telefónica** el valor depreciable y la vida útil de los bienes del activo fijo que se transfieran por efecto de la fusión, serán los mismos que tendrían si éstos se hubieran mantenido en poder de **T-Empresas**.

T-Empresas determinará el Impuesto a la Renta tomando en cuenta el balance formulado al día anterior al de la entrada en vigencia de la fusión, es decir, al 30 de abril de 2006. El impuesto resultante será pagado conjuntamente con la declaración jurada correspondiente, la cual deberá presentarse dentro de los tres meses siguientes de la entrada en vigencia de la fusión.

- *Impuesto General a las Ventas:* la transferencia de bienes que se efectúe como consecuencia de la fusión propuesta en el **Proyecto**, no se encontrará gravada con este tributo.

  La fusión permitirá que, conforme a ley, **T-Empresas** transfiera sus créditos fiscales acumulados (derivados de la adquisición de bienes y servicios) en favor de **Telefónica**. Luego de la fusión, **Telefónica** podrá aplicar dichos créditos fiscales acumulados contra el Impuesto General a las Ventas a su cargo.

- *Impuesto de Alcabala:* como consecuencia de la fusión, **Telefónica** adquirirá la propiedad de los inmuebles de **T-Empresas**. Esta transferencia estará gravada con el Impuesto de Alcabala. La base imponible, sobre la cual se aplicará la tasa del tres por ciento (3%), será el valor en libros de los inmuebles o el valor de autovalúo correspondiente al ejercicio 2006, el que resulte mayor.

  El Impuesto de Alcabala será de cargo de **Telefónica**, el cual deberá pagarse no más tarde del último día hábil del mes siguiente de la fecha fijada para la vigencia de la fusión.

- *Consideraciones laborales:* a partir de la fecha de entrada en vigencia de la fusión los pasivos laborales y cualquier otra contingencia vinculada a éstos, que no fuera cancelada por **T-Empresas** antes de la fecha de entrada en vigencia de la fusión, serán asumidos por **Telefónica**.

  Conforme a lo previsto por la Ley sobre Participación de los Trabajadores en las Utilidades de las Empresas, **Telefónica** y **T-Empresas** deberán efectuar un corte al 30 de abril de 2006, fecha anterior a la entrada en vigencia de la fusión, para determinar los montos que por dicho concepto correspondería pagar a los trabajadores de cada una de las citadas empresas. A partir de la vigencia de la fusión, la participación de los trabajadores – esto es, por el período mayo a diciembre de 2006 – se calculará en base a los estados financieros de **Telefónica**.

  Para efectos del pago de la citada participación correspondiente al período liquidado al 30 de abril de 2006, se tendrán en consideración las siguientes normas:

- De extinguirse la relación laboral del trabajador, el pago se efectuará dentro de los quince (15) días útiles de la entrada en vigencia de la fusión;
- De subsistir la relación laboral, dicho pago se hará efectivo dentro de los treinta días siguientes al vencimiento de plazo para la presentación de la declaración jurada anual del Impuesto a la Renta de **Telefónica**.

Criterio de valorización utilizado para la fusión

Para el establecimiento de la participación que corresponde a los accionistas de **Telefónica** y de **T-Empresas** en el capital de **Telefónica** como consecuencia de la fusión, así como la relación de canje de las acciones que será aplicable a los accionistas de **T-Empresas**, se ha procedido a valorizar a dichas empresas aplicando el método de *Valorización por Flujo de Caja Libre Descontado*. Esta valorización fue realizada por Interinvest S.A., (ver Anexo 2), la cual expresa que "*De acuerdo a los análisis que hemos realizado y cuyo resultado son de conocimiento de vuestras empresas, la metodología primordial utilizada para la valorización de Telefónica del Perú S.A.A. y de Telefónica Empresas Perú S.A.A. ha sido la de Flujos de Caja Descontados. Para tales propósitos se efectuó una proyección de los estados financieros y flujos de caja de Telefónica del Perú S.A.A. y de sus Subsidiarias, excluyendo los flujos de Telefónica Empresas Perú S.A.A., los cuales se proyectaron de manera independiente tomando fundamentalmente los supuestos de ventas, costos, inversiones, depreciaciones entre otros supuestos provistos por éstas.*"

Los resultados obtenidos de dicha valorización, determinan que **Telefónica** representa 28.72331052582 veces el valor de **T-Empresas**. En opinión de Interinvest S.A., dicho múltiplo resulta razonable.

Determinación de las variaciones del capital social y la cantidad total de nuevas acciones comunes de la Clase B a emitirse

El capital social de **Telefónica**, luego del proceso de fusión descrito en este **Proyecto**, quedará incrementado en el importe necesario para emitir el número de acciones de la Clase B que se requiere entregar a los accionistas de **T-Empresas** para que éstos alcancen la participación que les corresponde en el capital social de **Telefónica** en función a la valorización de las sociedades participantes de la fusión establecida en la sección "*Criterio de valorización utilizado para la fusión*" del **Proyecto**, neto del importe correspondiente a la actual participación accionaria que **Telefónica** mantiene en el capital social de **T-Empresas**.

En concordancia con lo señalado en el párrafo precedente, como consecuencia del proceso de fusión el capital social de **Telefónica** se incrementará de la suma de S/. 1 704 508 380 (Un mil setecientos cuatro millones quinientos ocho mil trescientos ochenta y 00/100 Nuevos Soles) a la de S/. 1 705 438 650 (Mil setecientos cinco millones cuatrocientos treinta y ocho mil seiscientos cincuenta y 00/100 Nuevos Soles), es decir en un importe neto de S/. 930 270 (Novecientos treinta mil doscientos setenta y 00/100 Nuevos Soles), resultado de:

Sumar el capital social de **Telefónica** con el de **T-Empresas**, de lo cual se obtiene un resultado de S/. 1 730 027 373 (Mil setecientos treinta millones veintisiete mil trescientos setenta y tres y 00/100 Nuevos Soles).

Restar de la sumatoria de las cifras capital social de **T-Empresas** y **Telefónica** indicada en el numeral precedente, el monto de la participación accionaria que ésta mantiene en el capital social de aquélla, ascendente a S/. 25 118 949 (Veinticinco millones ciento dieciocho mil novecientos cuarenta y nueve y 00/100 Nuevos Soles). De dicha resta se obtiene un resultado de S/. 1 704 908 424 (Mil setecientos cuatro millones novecientos ocho mil cuatrocientos veinticuatro y 00/100 Nuevos Soles).

Sumar al importe resultante de la resta indicada en el punto anterior, un importe de S/. 530 226 (Quinientos treinta mil doscientos veintiséis y 00/100 Nuevos Soles) proveniente de la cuenta patrimonial de **T-Empresas** denominada "capital adicional". Como consecuencia de dicha sumatoria, se obtiene el capital social final de Telefónica ascendiente a S/. 1 705 438 650 (Mil setecientos cinco millones cuatrocientos treinta y ocho mil seiscientos cincuenta y 00/100 Nuevos Soles).

Luego de ejecutada la fusión, el capital social de **Telefónica** estará representado por 1 705 438 650 de un valor nominal de S/. 1.00 (Un Nuevo Sol) cada una, íntegramente suscritas y totalmente pagadas, distribuidas en acciones de la Clases A-1, B y C.

Relación de reparto y de canje

Tomando en consideración el criterio de valoración así como los múltiplos de valor expuestos en el **Proyecto**, el número de acciones de **Telefónica** que recibirá cada accionista de **T-Empresas**, se determinará mediante la aplicación de la relación de canje que se detalla a continuación.

> Los accionistas de **T-Empresas** recibirán, por cada acción de **T-Empresas** de la que fueran titulares a la fecha de registro, 2.325419203890 acciones de la Clase B de **Telefónica**.

Finalmente, se precisa que si como resultado del canje acordado resultaran fracciones iguales o mayores a 0.5 se procederá a completarlas hasta alcanzar una acción, perdiéndose las fracciones menores a 0.5.

Procedimiento para el canje de títulos

El procedimiento que se aplicará para el canje de los títulos de las acciones comunes de la Clase B de **Telefónica**, por las acciones representativas del capital de **T-Empresas** será el siguiente:

De acuerdo con lo establecido en el Artículo 87 de la Ley General de Sociedades, **Telefónica** emitirá y entregará a los accionistas de **T-Empresas** certificados provisionales de acciones de la Clase B, así como efectuará las anotaciones provisionales correspondientes, en la fecha de registro y entrega fijada.

Una vez que la fusión quede inscrita en el Registro de Personas Jurídicas de la Oficina Registral de Lima y de conformidad con lo previsto en el Artículo 87 de la Ley General de Sociedades, **Telefónica** efectuará la emisión y entrega de los certificados definitivos de acciones comunes de la Clase B, y sus anotaciones correspondientes, en la fecha de registro y entrega fijada al efecto.

La entrega de los certificados provisionales o definitivos y/o constancias provisionales o definitivas correspondientes a las acciones de la Clase B se realizará siguiendo el procedimiento y los requisitos establecidos al efecto por Cavali ICLV S.A.

La Gerencia de **Telefónica** quedará facultada para determinar, en cada caso, las fechas de registro y entrega de los certificados provisionales o definitivos y/o constancias provisionales o definitivas correspondientes a las acciones comunes de la Clase B.

Modificación de estatutos

En concordancia con lo expresado en el **Proyecto**, para **Telefónica** la fusión implicará una modificación estatutaria que permita reflejar la variación de su capital social y la posibilidad de emitir certificados provisionales de acciones en línea con lo autorizado por el Artículo 87 de la Ley General de Sociedades.

De este modo, se propone modificar los artículos 5 y 6 del Estatuto Social de **Telefónica** según los textos que se indican a continuación:

"Artículo 5.- El capital de la sociedad es de S/. 1 705 438 650 (Mil setecientos cinco millones cuatrocientos treinta y ocho mil seiscientos cincuenta y 00/100 Nuevos Soles), representado por 1 705 438 650 (Mil setecientos cinco millones cuatrocientos treinta y ocho mil seiscientos cincuenta) acciones nominativas de S/. 1.00 (Un Nuevo Sol) cada una, íntegramente suscritas y pagadas y divididas en tres clases de la siguiente forma:

a) 669 762 378 acciones de la Clase "A-1"
b) 1 035 414 669 acciones de la Clase " B"
c) 261 603 acciones de la Clase "C"

Todas las clases de acciones gozan de los mismos derechos y obligaciones, salvo lo dispuesto en el artículo 27 del estatuto.

El ejercicio del derecho de preferencia para suscribir nuevas acciones se rige por el Artículo 208 de la Ley General de Sociedades y demás normas aplicables. La incorporación del derecho de suscripción preferente en títulos se rige por el artículo 209 y demás normas aplicables.

Las acciones Clase "C" corresponden a los aportes que individualmente realizan los trabajadores de la Sociedad. Son igualmente acciones de la Clase "C" las que resultan de canjear por las acciones de esta clase, las acciones de la Clase "B" que pertenezcan o adquieran individualmente de terceros los trabajadores de la Sociedad.

La Junta General Extraordinaria de Accionistas de fecha 18 de noviembre de 1993 autorizó la emisión inicial de hasta el cinco por ciento (5%) del capital suscrito y pagado de la Sociedad y representado en acciones de la Clase "C"."

"Artículo 6.- Las acciones emitidas de la Sociedad, cualquiera que sea su clase, se podrán representar en certificados de acciones o anotaciones en cuenta, ya sean provisionales o definitivos, o en cualquiera de las formas que permita la Ley. Tratándose de acciones representadas por certificados, sean éstos provisionales o definitivos, corresponde al Presidente y al Secretario del Directorio suscribir conjuntamente éstos, sea mediante firmas autógrafas o medios mecánicos o electrónicos de seguridad.

El régimen de representación de acciones mediante anotaciones en cuenta, sean éstas provisionales o definitivas, se rige por la legislación pertinente del mercado de valores y disposiciones de la Ley General de Sociedades."

Información no aplicable

Las sociedades involucradas en la fusión declaran que no resultan aplicables al **Proyecto** los numerales 5 y 10 del Artículo 347 de la Ley General de Sociedades, razón por la cual, no se incluye información sobre los temas siguientes:

Las compensaciones complementarias derivadas de la fusión; y,

Las modalidades a las que la fusión queda sujeta.

Anexos

Forma parte integrante del **Proyecto**, la documentación que se detalla a continuación:

Anexo 1 Relación de los principales accionistas, directores y administradores de **Telefónica** y de **T-Empresas**.

Anexo 2 Carta emitida por Interinvest S.A.

Anexo 1

Relación de los principales accionistas, directores y administradores de **Telefónica** y de **T-Empresas**

Telefónica

a. Principales accionistas

Nombre	Participación en el capital social
Telefónica Internacional, S.A.	50.0333%
Telefónica Perú Holding S.A.C.	48.0171%

b. Directorio

Titular	Suplente
Antonio Carlos Valente Da Silva	Julia María Morales Valentín
José María Álvarez Pallete – López	Manuel Alvarez - Trongé
José Fernando de Almansa Moreno-Barreda	Eduardo Navarro de Carvalho
Juan Revilla Vergara	Santiago Teresa
Javier Nadal Ariño	Manoel Amorim
Enrique Used Aznar	Mariano de Beer
José María Del Rey Osorio	Manuel Echánove Pasquín
Luis Javier Bastida Ibargüen	Javier Delgado Martínez
Alfonso Ferrari Herrero	Claudio Muñoz Zúñiga

c. Administradores

Nombre	Cargo
Antonio Carlos Valente Da Silva	Presidente del directorio
Michael Duncan Cary - Barnard	Gerente general
José Fermín Álvarez Carril	Gerente central de finanzas
Manuel Lara Gómez	Gerente central de auditoria interna
Ludwig Meier Cornejo	Gerente central de relaciones institucionales
Julia María Morales Valentín	Secretaria General
Carlos Oviedo Valenzuela	Gerente central de comunicación corporativa
Vicente Arnaiz Muñoz	Vice Presidente Pymes
Álvaro Badiola Guerra	Vice Presidente Control de Gestión
Luis Delamer	Vice Presidente Mayorista y Regulatorio
Gabriel Frías García	Vice Presidente Empresas
Dennis Fernando Fernández Armas	Vice Presidente Servicios Comerciales y Administrativos

César Andrade Nicoli	Vice Presidente Recursos Humanos
Juan José García Pagán	Vice Presidente de Servicios de Red
Carlos Graham Sardi	Vice Presidente Residencial

T-Empresas

a. Principales accionistas

Nombre	Participación en el capital social
Telefónica del Perú S.A.A.	98.4324%

b. Directorio

Titular	Suplente
Antonio Carlos Valente Da Silva (Presidente)	Michael Duncan Cary Barnard
Bernardo Quinn	Álvaro Badiola Guerra
Claudio Muñoz Zuñiga	Guillermo Checa Gjurinovic
Gabriel Frías García	César Palacios Butrón
Julia María Morales Valentín	Javier Roldán
Juan Revilla Vergara	Luis Gygax Zegarra Ballón
Juan Carlos Ros Brugueras	Ursula Verónica Barrio de Mendoza Ocampo

c. Administradores

Nombre	Cargo
Gabriel Frias Garcia	Gerente general
Guillermo Checa Gjurinovic	Gerente central de Soluciones y Hosting - ASP
Luis Gygax Zegarra Ballón	Gerente central de Satisfacción de Clientes y Sistemas de Información
Carlos Araujo Azalde	Gerente central de Planeamiento, Administración y Finanzas
Fernando Vereau Montenegro	Gerente central de Comunicaciones Empresariales
César Palacios Butrón	Gerente central de Comercial y Marketing

Anexo 2

Carta emitida por el Interinvest S.A.

17 de Marzo de 2006

Señores
Telefónica del Perú S.A.A.
Telefónica Empresas Perú S.A.A.
Presente.-

Estimados Señores:

De acuerdo a lo establecido en la propuesta de servicios que les remitiéramos con fecha 3 de Febrero de 2006 hemos realizado las valorizaciones del patrimonio de Telefónica del Perú S.A.A. y de Telefónica Empresas Perú S.A.A. (en adelante, "LAS EMPRESAS").

Interinvest ha elaborado estas valorizaciones sobre la base de información de carácter general proporcionada por representantes de LAS EMPRESAS y de información de dominio público obtenida por Interinvest.

Dichas valorizaciones han sido efectuadas sobre la base de (i) la situación actual de LAS EMPRESAS. y, (ii) asumiendo que la Junta Obligatoria Anual de Accionistas de Telefónica del Perú S.A.A. convocada para los días 24 y 28 de marzo de 2006 y 1 de abril de 2006 en primera, segunda y tercera convocatorias, respectivamente, apruebe la moción que el Directorio acordó someter a su consideración en sesión del 14 de febrero de 2006, y que fue comunicada como hecho de importancia en la misma fecha, en la cual se propone amortizar 17'456,037 acciones de la clase B de propia emisión que dicha sociedad mantiene en cartera con cargo al capital social y a la cuenta de resultados acumulados.

Interinvest no ha realizado un proceso de *due diligence* de LAS EMPRESAS ni de la información recibida de aquellas, por lo que no ha verificado ni confirmado dicha información, y no garantiza, expresa o implícitamente, la exactitud, suficiencia o integridad de la misma. En particular, Interinvest no ha realizado una auditoria financiera ni operativa de la información recibida de LAS EMPRESAS, ni ha mantenido reuniones con los auditores de aquellas, ni ha realizado verificaciones de posibles contingencias de LAS EMPRESAS. En este sentido Interinvest se exime expresamente de cualquier obligación o responsabilidad originada, parcial o totalmente, a partir de dicha información, así como de los errores u omisiones que pudieran afectar a la referida información.

De esta forma, dichas estimaciones de valor no constituyen una propuesta, consejo, sugerencia o recomendación de inversión, ni de ningún otro tipo, ni deben ser tomadas como una indicación, representación, aseveración, garantía, compromiso, ni afirmación de lo que será el comportamiento futuro del valor del patrimonio de LAS EMPRESAS. El lector de esta comunicación manifiesta su reconocimiento y aceptación de que Interinvest expresamente no acepta ni estará sujeto a ninguna responsabilidad que emane de la información proporcionada por LAS EMPRESAS.

Av. Carlos Villarán 140,
Torre A piso 13 - Lima 13
T (511) 219 2200
F (511) 219 2220

De acuerdo a los análisis que hemos realizado y cuyo resultado son de conocimiento de vuestras empresas, la metodología primordial utilizada para la valorización de Telefónica del Perú S.A.A. y de Telefónica Empresas Perú S.A.A. ha sido la de Flujos de Caja Descontados. Para tales propósitos se efectuó una proyección de los estados financieros y flujos de caja de Telefónica del Perú S.A.A. y de sus Subsidiarias, excluyendo los flujos de Telefónica Empresas Perú S.A.A., los cuales se proyectaron de manera independiente tomando fundamentalmente los supuestos de ventas, costos, inversiones, depreciaciones entre otros supuestos provistos por éstas.

Sobre la base de estas valorizaciones y de los análisis realizados, referidos anteriormente, y conforme a los valores medios de los rangos de valor obtenidos en los modelos de valorización efectuados, y de aprobarse la moción referida en el acápite (ii) del tercer párrafo de esta comunicación, estimamos que el múltiplo del valor patrimonial de Telefónica del Perú S.A.A. - el cual incorpora el valor de la participación que esta última mantiene en Telefónica Empresas Perú S.A.A. - respecto del valor de Telefónica Empresas Perú S.A.A. es de "28.72331052582" veces.

Asimismo, en opinión de Interinvest el múltiplo de valor ante referido resulta razonable.

Cabe mencionar que las estimaciones del múltiplo de valor referido en esta comunicación, se presentan únicamente de forma referencial para servir como elemento de análisis interno para los órganos administrativos correspondientes al Grupo Telefónica. En este sentido, dichas estimaciones de múltiplos de valor no constituyen una recomendación de Interinvest a ser utilizada en alguna posible transacción entre LAS EMPRESAS.

Atentamente,

Carlos A. García
Director Gerente
Interinvest S.A.

File No. 82-5133

Telefónica

DETERMINACIÓN DE LA TASA DE INTERCAMBIO PARA LA FUSIÓN

Premisas

Múltiplo de valor de **Telefónica** versus **T-Empresas**	28.72331052582
Capital social de **Telefónica**	1,704,508,380
Capital social de **T-Empresas**	25,518,993
Acciones de los accionistas de **T-Empresas** distintos a **Telefónica**	400,044

	Composición accionaria por la fusión		Contribución de valor	Acciones a canjearse		Factor de canje
Accionistas de **Telefónica**	1,704,508,380	(a)	99.94545274%	n/a		n/a
Accionistas de **T-Empresas**	930,270	(b)	0.05454726%	400,044	(c)	2.32541920389
Total	**1,705,438,650**		**100.00000000%**			

Notas

(a) Corresponde al número de acciones de los accionistas de **Telefónica**, que mantendrán el mismo número de acciones, ya que conforme al Proyecto de Fusión no se emitirán acciones a su favor.

(b) Es el número de acciones que **Telefónica** deberá entregar a los accionistas de **T-Empresas**, el cual es calculado sobre el múltiplo de valor de **Telefónica** versus **T-Empresas**, tomando en consideración para estos efectos sólo la parte proporcional de los accionistas de **T-Empresas,** distintos de **Telefónica**.

(c) Corresponde al número de acciones de los accionistas de **T-Empresas** distintos a **Telefónica**.